UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-31349
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE THOMSON 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
THE THOMSON CORPORATION
Metro Center, One Station Place
Stamford, Connecticut 06902

THE THOMSON 401(K) SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-14
Supplemental Schedule: *
Schedule I — Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)	15
Signatures
Exhibit 23:
Consent of Independent Registered Public Accounting Firm
EX-23: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

PricewaterhouseCoopers LLP PricewaterhouseCoopers Center 300 Madison Avenue New York NY 10017 Telephone (646) 471-3000 Facsimile (813) 286-6000
Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
The Thomson 401(k) Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Thomson 401(k) Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
New York, NY
June 21, 2006

The Thomson 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value or contract value (Notes 2, 3 and 4)	$1,733,089,818	$1,590,941,288
Cash	38,750	19,613
Participant loans	36,213,202	33,836,446
Contributions receivable
Employer	2,909,900	3,433,046
Employee	47,475	9,618

Total receivables	2,957,375	3,442,664

Total assets	1,772,299,145	1,628,240,011

Liabilities
Accrued expenses	257,726	155,429

Total liabilities	257,726	155,429

Net assets available for benefits	$1,772,041,419	$1,628,084,582

The accompanying notes are an integral part of these financial statements.

The Thomson 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions to net assets
Investment income
Net appreciation in fair value of investments (Note 4)	$63,982,505
Interest and dividends	26,123,572

Total investment income	90,106,077

Contributions
Employee	136,401,866
Employer	47,507,142
Rollovers	12,738,833

Total contributions	196,647,841

Increase to net assets	286,753,918

Deductions from net assets
Benefits paid to participants	(141,678,505)
Forfeitures utilized for Plan administrative expenses (Note 1)	(396,020)
Fees charged to participants for plan administration (Note 1)	(952,469)

Total deductions from net assets	(143,026,994)

Net increase in net assets available for benefits before plan mergers	143,726,924

Plan mergers (Note 1)	229,913

Net increase in net assets available for benefits after plan mergers	143,956,837

Net assets available for benefits
Beginning of year	1,628,084,582

End of year	$1,772,041,419

The accompanying notes are an integral part of these financial statements.

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
1.	Description of the Plan

The following description of The Thomson 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the summary Plan description or the Plan document for more complete information.

General

The Plan is a defined contribution plan covering substantially all of the U.S. employees of Thomson Holdings Inc. and certain affiliates (collectively, the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation

All full-time U.S. employees of the Company are eligible to participate in the Plan as soon as employment commences. Part-time U.S. employees are eligible to participate upon completion of one year of employment. All eligible new hires who do not affirmatively elect a deferral contribution in the Plan or do not opt out of the Plan are automatically enrolled in the Plan on or following the 30th day after satisfying applicable service requirements, and contributions to the Plan for these individuals are equal to 3% of the participant’s compensation. These contributions are invested in a fund designated by the Plan administrator unless the participant changes the way that such amounts are invested.

Participant accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching and discretionary contributions and Plan earnings, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Contributions

In accordance with the provisions of the Plan, participants may voluntarily authorize the Company to contribute on a pre-tax, or contribute on a post-tax basis, 1/2% to 16% (up to 25% for non-highly compensated employees) of their eligible compensation (as defined in the Plan document) for investment in the Plan, up to the maximum allowed under the provisions of the Internal Revenue Code (“IRC”). Participants who are age 50 or older may make additional “catch-up” contributions. The Company makes matching contributions of 50% of the first 6% of eligible compensation contributed by a participant. The Company honors other employer matching contribution provisions for plans that were merged into the Plan, up to a 100% match of 4% of the participant’s eligible compensation. Additionally, for any Plan year, the Company may make discretionary contributions to the Plan.

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Vesting of benefits

Participants are fully vested in their contributions and the earnings thereon at all times and will become vested in Company contributions and the related earnings credited to their account, based upon their years of service, as shown below:

Vested
Years of service	Percentage
1	25%
2	50%
3	75%
4	100%
Employees who reach normal retirement age, or become disabled or die while still employed by the Company are immediately vested in the value of the Company contributions credited to their accounts.

Loans to participants

Participants may borrow from their accounts for any purpose. The minimum loan amount is $500 and the maximum is 50% of the participant’s vested balance up to the Internal Revenue Service limit of $50,000. Participants may have up to two outstanding loans at a time. Additionally, loans must be repaid by payroll deductions over a period not to exceed five years, except when the loan is used for the purchase of a primary residence, in which case the repayment period may not exceed 10 years. Some loans transferred into the Plan as a result of Plan mergers have repayment periods up to 30 years. The loans are secured by the balance in the participant’s account. Interest rates on loans granted in 2005 were based on the prime interest rate plus 1% on the first business day of the quarter in which the loan was made, and rates remain fixed for the duration of the loan. Outstanding loans as of December 31, 2005 have interest rates that range from 5% to 11%.

Payment of benefits

Upon termination of employment, a participant whose vested account balance is greater than $5,000 may elect to receive a distribution of his/her account balance, leave the vested balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1/2, or request a direct rollover. A participant may elect to receive the distribution as a lump-sum distribution or in monthly installments over a specified period of time, not to exceed the participant’s life expectancy. A participant whose vested account balance is greater than $1,000, but not more than $5,000, can elect to receive either a lump-sum distribution or request a direct rollover into another employer’s qualified plan or an Individual Retirement Account (“IRA”), as defined by the IRC. However, if no election is made within a 30 day period, the vested account balance will automatically be rolled over into an IRA established on behalf of the participant. A participant with a vested account balance that is $1,000 or less will be required to receive his/her account balance in cash as a lump-sum payment unless he/she elects in writing, within a 30 day period, a direct rollover into another employer’s qualified plan or an IRA. For all distributions, if a lump-sum is elected, any portion of a participant’s account that is invested in The Thomson Stock Fund may be distributed in cash or in common shares of The Thomson Corporation. Fractional shares are paid in cash.

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Forfeited accounts

The portion of a participant’s account balance which has not yet vested will generally be forfeited upon termination of employment. At December 31, 2005 and 2004, forfeited nonvested amounts, which remain as assets in the Plan, totaled $605,290 and $554,078, respectively. Amounts forfeited by participants who have terminated employment may be applied against future employer matching contributions or employer discretionary contributions or may be used to pay Plan administrative expenses. In 2005, employer contributions were reduced by $2,102,652 from forfeited nonvested amounts. Forfeitures that have been used to pay Plan administrative expenses have been reflected as such in the accompanying financial statements.

Plan administration

A Plan administrator, appointed by the board of directors of the Company, administers the Plan in accordance with the terms and provisions of the Plan document. The Plan administrator has appointed Mercer Trust Company (“Mercer”) as the trustee and Mercer HR Outsourcing as third party administrator to manage the assets and day-to-day operations of the Plan.

Termination

The Company anticipates and believes that the Plan will continue without interruption but reserves the right to terminate, amend or modify the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the balances in the accounts of each participant would become fully vested and be distributed to participants as described above.

Transfers

During 2005, assets were transferred into the Plan as a result of a plan merger as detailed below.

Plan
Merger		Assets
Date	Plan	Transferred
12/31/2005	Wave Technologies International, Inc. Profit Sharing and 401(k) Plan	$229,913

		$229,913

2.	Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment valuation and transactions

The Plan’s investments in mutual funds and common shares are valued at fair market value based on quoted market prices. The fair value of investments in common/collective trusts, except the Putnam Stable Value Fund, is determined by each fund’s trustee based on the fair value of the underlying securities within that fund. The Putnam Stable Value Fund is reported as the sum of the contract value of the fund’s investments in insurance contracts and the fair value of the fund’s investments in externally managed collective investment funds as determined by those funds’ trustees. Participant loans are valued at cost less principal repayments, which approximates fair value. Purchases and sales of shares in the investment funds are recorded on the trade date.

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Administrative expenses

Administrative expenses of the Plan are either paid directly by the Company or are funded utilizing Plan forfeitures. Administrative expenses paid by the Company are not reflected in the accompanying financial statements. Administrative expenses paid out of the forfeitures account have been reflected in the accompanying financial statements. Loan origination fees are paid by the participant through a deduction from their respective account, and are recorded upon issuance of the loan. Loan maintenance fees are paid by the participant through a quarterly deduction from their respective account.

During 2005 the Plan changed from a bundled approach for Plan administration fees, whereby such fees had been included as reductions to the fund investment income, to an unbundled approach, whereby fees are paid directly by the participant through a quarterly deduction from his/her respective account.

Benefit payments

Benefits are recorded when paid.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for investments in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits, and the statement of changes in net assets available for benefits.

Recently issued accounting standards

On December 29, 2005, the Financial Accounting Standards Board (“FASB”) issued a Staff Position paper (“FSP”) on the Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
of the statement of net assets available for benefits. The FSP is effective for financial statements for annual periods ending after December 15, 2006, with earlier application permitted. The FSP must be applied retroactively to all prior periods presented. The Plan intends to adopt the FSP for the Plan year ending December 31, 2006.
3.	Description of Investment Options

Participants in the Plan may elect to invest in any of the following investment options:

BGI LifePath Retirement Portfolio

This is a diversified portfolio, consisting of stock, bonds and money market funds, whose investment mix is actively managed based on a projected retirement in the near future.

BGI LifePath 2040 Portfolio

This is a diversified portfolio, consisting of stock, bonds and money market funds, whose investment mix is actively managed based on a projected retirement date of approximately 2040.

BGI LifePath 2030 Portfolio

This is a diversified portfolio, consisting of stock, bonds and money market funds, whose investment mix is actively managed based on a projected retirement date of approximately 2030.

BGI LifePath 2020 Portfolio

This is a diversified portfolio, consisting of stock, bonds and money market funds, whose investment mix is actively managed based on a projected retirement date of approximately 2020.

BGI LifePath 2010 Portfolio

This is a diversified portfolio, consisting of stock, bonds and money market funds, whose investment mix is actively managed based on a projected retirement date of approximately 2010.

AllianceBernstein Diversified Value Fund

The fund invests in a diversified portfolio of equity securities of U.S. companies with relatively large market capitalizations that the fund advisor believes are undervalued.

BGI Active International Equity Fund

The fund invests in a diversified portfolio of foreign companies and allocates actively among countries and currencies.

Goldman Sachs Structured Small Cap Equity Fund

The fund invests primarily in a diversified portfolio of equity investments in small-capitalization U.S. issuers, including foreign issuers that are traded in the United States.

PIMCO Real Return Fund

The fund invests primarily in inflation-linked bonds, including those issued by the U.S. treasury, other government and quasi-government agencies, corporations and foreign governments.

Vanguard Developed Markets Index Fund

The fund seeks to track the Morgan Stanley Capital International Europe, Australasia, Far East (“MSCI EAFE”) Index by allocating its assets between the Vanguard European Stock Index Fund

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
and the Vanguard Pacific Stock Index Fund based on each region’s weighting in the MSCI EAFE Index.

Vanguard Total Bond Market Index Fund

The fund invests in high-interest U.S. bonds.

PIMCO Total Return Fund

The fund invests primarily in a diversified portfolio of investment-grade, fixed-income securities of varying maturities.

T. Rowe Price Blue Chip Growth Fund

The fund invests primarily in common stocks of large- and mid-capitalization blue-chip companies.

Vanguard Institutional Index Fund

The fund invests primarily in the stocks of large U.S. companies included in the Standard & Poor’s 500 Index.

Vanguard Extended Market Index Fund

The fund invests in the stocks of small and medium-sized U.S. companies.

Putnam Stable Value Fund

The fund primarily invests in investment contracts or similar investments issued by insurance companies, banks and similar financial institutions.

Thomson Stock Fund

The fund invests in common shares of The Thomson Corporation.

As of April 29, 2005 the Plan ceased to offer the funds listed below. Contributions received after this date were automatically allocated to the BGI LifePath Portfolio with the target year closest to the year in which the participant will reach age 65. Participants were given until June 29, 2005 to transfer any remaining balances out of these funds and into the Plan’s other investment options; otherwise, the balances were transferred to the BGI LifePath Portfolio with the target year closest to the year in which the participant will reach age 65.

BGI U.S. Debt Index Fund

The fund invests in a diversified portfolio of debt securities including U.S. government bonds, corporate bonds, residential and commercial mortgage-backed securities and asset-backed securities. The fund tracks the Lehman Brothers Aggregate Bond Index.

BGI Russell 1000 Growth Fund

This fund invests in issues of large U.S. companies that have high price-to-book ratios and higher growth rates.

BGI Extended Equity Market Fund

The fund invests in the stocks of small and medium-sized U.S. companies.

BGI Equity Index Fund

The fund invests in the same stocks held in the Standard & Poor’s 500 Index.

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Artisan Mid Cap Fund

The fund primarily invests in stocks of mid size companies that exhibit franchise characteristics.

PIMCO Total Return Fund II

The fund invests in a diversified portfolio of fixed-income securities with an average duration that varies between three and six years.

Templeton Institutional Funds, Inc. Foreign Equity Series

The fund primarily invests in the equity securities of companies located outside the U.S., including emerging markets.

Frank Russell Small Cap Fund

The fund invests primarily in the small-capitalization stocks of the U.S. stock market.

T. Rowe Price Value Fund

The fund invests primarily in common stocks believed to be undervalued. Income is a secondary objective.

The George Putnam Fund of Boston

The fund invests primarily in stocks as well as corporate and U.S. government bonds.

Putnam Fund for Growth & Income

The fund invests in a diversified portfolio of stocks, targeting stocks of mature companies that offer long-term growth potential while also providing income.

Putnam Voyager Fund

The fund invests primarily in the stocks of large and midsize companies expected to grow over time.

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
4.	Investments

Investments held by the Plan at December 31, 2005 and 2004 were as follows:

	2005	2004
BGI LifePath 2020 Portfolio	$430,492,862	$—
BGI LifePath 2030 Portfolio	341,839,613	—
BGI LifePath 2010 Portfolio	242,626,145	—
Putnam Stable Value Fund	229,962,673	220,238,765
BGI LifePath Retirement Portfolio	64,709,262	—
BGI LifePath 2040 Portfolio	63,040,340	—
T. Rowe Price Blue Chip Growth Fund	60,452,834	5,127,088
Vanguard Extended Market Index Fund	44,405,722	—
Vanguard Developed Markets Index Fund	43,556,175	—
Vanguard Institutional Index Fund	42,125,499	—
AllianceBernstein Diversified Value Fund	37,342,409	—
Goldman Sachs Structured Small Cap Equity Fund	35,489,871	—
BGI Active International Equity Fund	25,773,162	—
PIMCO Total Return Fund	22,405,521	—
Thomson Stock Fund	20,567,121	13,307,488
PIMCO Real Return Fund	17,374,613	—
Vanguard Total Bond Market Index Fund	10,925,996	—
Putnam Voyager Fund	—	294,551,124
Artisan Mid Cap Fund	—	213,767,450
Putnam Fund for Growth & Income	—	164,373,400
BGI Equity Index Fund	—	127,992,553
Templeton Institutional Funds, Inc.	—	122,074,633
T. Rowe Price Value Fund	—	104,139,274
The George Putnam Fund of Boston	—	85,069,715
PIMCO Total Return Fund II	—	74,065,053
Frank Russell Small Cap Fund	—	71,538,593
BGI Extended Equity Market Fund	—	53,950,111
BGI U.S. Debt Index Fund	—	30,094,059
BGI Russell 1000 Growth Fund	—	10,651,982

	$1,733,089,818	$1,590,941,288

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
The following investments represent 5% or more of the Plan’s net assets:

	December 31,
	2005	2004
BGI LifePath 2020 Portfolio, 39,676,761 units	$430,492,862	$—
BGI LifePath 2030 Portfolio, 31,048,103 units	341,839,613	—
BGI LifePath 2010 Portfolio, 22,760,426 units	242,626,145	—
Putnam Stable Value Fund, 229,962,673 and 220,238,765 units, respectively	229,962,673	220,238,765
Putnam Voyager Fund, 17,185,013 shares	—	294,551,124
Artisan Mid Cap Fund, 7,231,810 shares	—	213,767,450
Putnam Fund for Growth & Income, 8,455,470 shares	—	164,373,400
BGI Equity Index Fund, 3,543,623 units	—	127,992,553
Templeton Institutional Funds, 6,022,441 shares	—	122,074,633
T Rowe Price Value Fund, 4,547,600 shares	—	104,139,274
The George Putnam Fund of Boston, 4,697,428 shares	—	85,069,715
Investment income of the Plan for the year ended December 31, 2005 was as follows:

Net appreciation in fair value of investments	$63,982,505
Interest and dividends	26,123,572

$90,106,077

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $63,982,505 as follows:

Mutual funds	$860,844
Common/collective trusts	63,317,233
Thomson Stock Fund	(195,572)

$63,982,505

5.	Income Tax Status
The Internal Revenue Service has determined and informed management by a letter dated September 26, 2002, that the Plan, as then in effect, was designed in accordance with the applicable sections of the IRC. Although the Plan has been amended subsequent to the receipt of the latest determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
6.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at:

	December 31,
	2005	2004
Net assets available for benefits per the financial statements	$1,772,041,419	$1,628,084,582
Amounts allocated to withdrawing participants	(832,743)	(506,762)

Net assets available for benefits per the Form 5500	$1,771,208,676	$1,627,577,820

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005 to the Form 5500:

Benefits paid to participants per the financial statements	$(141,678,505)
Less — Amounts allocated to withdrawing participants at December 31, 2004	506,762
Add — Amounts allocated to withdrawing participants at December 31, 2005	(832,743)

Benefits paid to participants per the Form 5500, Schedule H, Part II (lines e(4), f and g)	$(142,004,486)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2005, but not yet paid as of that date.

7.	Related Party Transactions
Certain Plan investments are mutual funds or common/collective trusts managed by Mercer. Mercer is the trustee as defined by the Plan. Therefore, these transactions qualify as parties-in-interest.
Plan administration fees paid directly by the participants of the Plan to Mercer amounted to $952,469 for the year ended December 31, 2005.
As of December 31, 2005, the Plan held 594,428 common shares of The Thomson Corporation valued at $20,567,121.
The employees of Jane’s Information Group (“Jane’s”), a business unit sold in April 2001 by the Company to its principal shareholder, The Woodbridge Company Limited, continue to participate in the Plan. Jane’s matches the contributions of its employees in accordance with the provisions of the Plan.

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
8.	Subsequent Events
Effective March 1, 2006, the following amendments were made to the Plan relating to contributions and enrollment.
•	All eligible new hires and existing employees who are not participating in the Thomson Holdings Inc. Group Pension Plan will receive a Company matching contribution of 100% of the first 4% of eligible compensation contributed by a participant. Existing employees who are participating in the Thomson Holdings Inc. Group Pension Plan will continue to receive a Company matching contribution of 50% of the first 6% of eligible compensation contributed by the participant.

•	The automatic enrollment contribution percentage will increase to 4% of the participants’ compensation.
During January 2006, the Global Securities Information Inc. Profit Sharing Plan was merged into the Plan. From January 2006 through May 2006, the BAR/BRI Profit Sharing Plan was merged into the Plan.

The Thomson 401(k) Savings Plan
Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2005	Schedule I

Identity of issuer	Description of investment	Fair value
BGI LifePath 2020 Portfolio	Common/collective trust	$430,492,862
BGI LifePath 2030 Portfolio	Common/collective trust	341,839,613
BGI LifePath 2010 Portfolio	Common/collective trust	242,626,145
Putnam Stable Value Fund*	Common/collective trust	229,962,673	**
BGI LifePath Retirement Portfolio	Common/collective trust	64,709,262
BGI LifePath 2040 Portfolio	Common/collective trust	63,040,340
T. Rowe Price Blue Chip Growth Fund	Open-end mutual fund	60,452,834
Vanguard Extended Market Index Fund	Open-end mutual fund	44,405,722
Vanguard Developed Markets Index Fund	Open-end mutual fund	43,556,175
Vanguard Institutional Index Fund	Open-end mutual fund	42,125,499
AllianceBernstein Diversified Value Fund	Open-end mutual fund	37,342,409
Goldman Sachs Structured Small Cap Equity Fund	Open-end mutual fund	35,489,871
BGI Active International Equity Fund	Common/collective trust	25,773,162
PIMCO Total Return Fund	Open-end mutual fund	22,405,521
Thomson Stock Fund*	Common stock fund	20,567,121
PIMCO Real Return Fund	Open-end mutual fund	17,374,613
Vanguard Total Bond Market Index Fund	Open-end mutual fund	10,925,996
Cash		38,750

		1,733,128,568
Loan Fund*	Loans to participants
	(maturities range from
	2005 to 2031; interest
	rates range from 5% to 11%)	36,213,202

Total assets held for investment purposes		$1,769,341,770

*	Parties-in-interest.

**	Valued at contract and fair value.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE THOMSON 401(k) SAVINGS PLAN
By:	/s/ John J. Raffaeli, Jr.
	Name:	John J. Raffaeli, Jr.
	Title:	Senior Vice President, Human Resources, The Thomson Corporation and Member of the Administrative Committee (Plan Administrator) for The Thomson 401(k) Savings Plan

Date: June 23, 2006

EXHIBIT INDEX

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm